

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 14, 2011

Ms. Soledad Bayazit
Chief Executive Officer and Chief Financial Officer
Resource Acquisition Group, Inc.
2770 South Maryland Parkway, Suite 314
Las Vegas, NV 89109

> **Re:** **American Retail Group, Inc.**
> **Amendment 1 to Current Report on Form 8-K dated February 11, 2011 and filed March 31, 2011**
> **Amendment 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 0-53244**

Dear Ms. Bayazit:

We reviewed the filings and have the comments below.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

General

1. Please file an amendment to your Form 8-K to address the below comments.

Liquidity and Capital Resources, page 25

2. We note the additional disclosures provided on page 28 of the Form 8-K/A1 in response to comment 6 in our letter dated March 14, 2011. However, it is unclear how the disclosure provided adequately explains to investors how you are going to be able to meet your current obligations as total current assets are approximately $3.7 million less than total current liabilities. We further note that you have borrowed the maximum available amount under your line of credit. As previously requested, please provide investors a comprehensive explanation of how you determined that you will be able to meet your obligations within the next 12 months, including the specific course of action you intend to take to meet your

obligations as they become due.   Please note that your discussion and analysis of your liquidity position are to include an analysis of your short term and long term sources of cash flows and your short term and long term uses of cash flows. Please provide investors a detailed explanation of the implications to your business and to your investors if you are unable to meet your obligations as they become due. Please refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

3. We note your response to comment 7. Please revise your disclosure to state that the age of your accounts receivable balance as of December 31, 2010 is not greater than 30 days.

4. We note that inventories are your most significant current asset. Please provide investors an analysis of the realizability of your inventories. This analysis should be based on the metric management utilizes to assess inventories, such as an inventory turnover ratio or percentage of quarterly cost of revenue. Please refer to Section 501.13 of the Financial Reporting Codification for guidance.

Contractual Obligations, page 29

5. We note your disclosure that the principal balance due under the ELIKA loan is $17,034,000 as of December 31, 2010. However, you have only recognized a liability for $10,540,000 in your consolidated balance sheet as of December 31, 2010. Please provide investors a comprehensive explanation of why you have not recognized the full principal amount due in your consolidated financial statements. Please tell us the authoritative literature that supports your accounting. In this regard, we note that the loan originally matured on September 30, 2010, and you were granted an extension to September 30, 2011.

Critical Accounting Policies and Estimates, page 30

6. We note the additional disclosure you provided on page 31 of the Form 8-K/A1 regarding the estimated fair values of Gros' assets and liabilities in response to comment 9 in our letter dated March 14, 2011. As previously requested, please provide investors a comprehensive understanding of the methods used to estimate the fair values of the assets and liabilities of Gros, including the material estimates used in the fair value methods. This disclosure should be provided whether management or a third party appraisal firm completed the fair value estimates. Please also provide investors a detailed understanding of the factors that could materially impact the estimates made. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

7. We note the additional disclosure you provided on page 31 of the Form 8-K/A1 regarding your testing of goodwill for impairment in response to comment 10 in our letter dated March

14, 2011. As previously requested, please provide investors the following information regarding your testing of goodwill for impairment:

- The methods used to estimate the fair value of your reporting unit.

- The critical estimates used for each method used to estimate fair value.

- A statement that the estimated fair value of your reporting unit is substantially in excess of the carrying value. Otherwise, please provide the following additional disclosures:

  - The percentage by which the estimated fair value exceeds the carrying value.

  - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

  - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Directors and Executive Officers, Promoters and Control Persons, page 35

8. We note your response to comment 12 in our letter dated March 14, 2011. Please provide a comprehensive response to each of the following to allow us to better understand your entire financial reporting process, including the involvement of those with sufficient US GAAP experience:

  - How do you maintain your books and records and prepare your financial statements?

    - If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is Pickard & Green, CPAs specific involvement in your financial reporting process?

  - Is Pickard & Green, CPAs involved in the day-to-day books and records? If yes, please provide us a comprehensive understanding of exactly what their involvement is in preparing and maintaining your books and records.

  - Has Pickard & Green, CPAs conducted site visits to Kazakhstan? If yes, please indicate the number of times and the length of each visit.

  - Describe the interaction between Pickard & Green, CPAs and the management of SM Market and Gros regarding the day-to-day books and records through the preparation and finalization of the financial statements and corresponding footnote disclosures. Please ensure this explanation clearly explains each party responsible for all aspects of your financial reporting from the initial entry of the financial information into the accounting systems, the application of US GAAP to the financial information contained in the accounting systems, the preparation of the consolidated financial statements, and the finalization of the consolidated financial statements.

Certain Relationships and Related Party Transactions, page 39

9. Disclosure indicates that the maturity of the line of credit agreement filed as exhibit 10.2 was extended through December 21, 2011. Please file as an exhibit the agreement evidencing extension of the line of credit agreement's maturity through December 21, 2011.

Common Stock, page 40

10. As requested in comment 22 of our letter dated March 14, 2011, please indicate whether holders of the common stock have cumulative voting rights.

Item 4.01 Changes in Registrant's Certifying Accountant, page 42

11. We note your response to comment 18 in our letter dated March 14, 2011. While we understand that Paritz & Company, P.A. did not audit the effectiveness of Resource Acquisition Group, Inc.'s internal control over financial reporting, they were involved in the identification of the material weakness. In this regard, on page 4 of the December 31, 2010 Form 10-K it states, "…there is no segregation of duties amongst the employees, and the Company and its independent public accounting firm has identified this as a material weakness in the Company's internal controls." Based on this statement in the December 31, 2010 Form 10-K, it appears that there was a reportable event that should be disclosed in accordance with Item 304(a)(1)(v) of Regulation S-K. As previously requested, please revise your disclosure for this reportable event and any other reportable event that may have occurred during the two most recent fiscal years and subsequent interim period through the date of dismissal. Please also include as an exhibit an updated letter from Paritz & Company, P.A. in accordance with Item 304(a)(3) of Regulation S-K. Otherwise, please provide us a letter from Paritz & Company, P.A. that clearly states they did not advise Resource Acquisition Group, Inc. about the material weakness identified.

Item 9.01 Financial Statements and Exhibits, page 44

12. In your response to comment 19 in our letter dated March 14, 2011, you discuss the number of shares held by non-affiliates prior to your filing Form 10 information in the Form 8-K. You conclude the public float was well below the $75 million threshold and that you therefore qualify to provide scaled disclosure. However, it is not clear how you calculated the public float or why you believe it appropriate to use public float to determine the level of disclosure. Rule 10(f)(1)(iii) states that when considering an issuer with no public float, you rely on the level of annual revenues to determine whether scaled disclosure may be used. Since the accounting acquirer had no public float, please clarify your basis for using a calculation of public float as a basis for your disclosure requirements. Otherwise, please include audited financial statements for three fiscal years. Further, please include audited financial statements for Gros Chain of Supermarkets, LLP (Gros) in an amendment to the Form 8-K to meet ARG's reporting requirements under Article 3-05 of Regulation S-X for the significant acquisition. Otherwise, please demonstrate for us how Gros did not meet the significance threshold of over 50% for the significance tests. Please refer to Articles 1-02(w) and 3-05 of Regulation S-X for guidance.

13. We note that you have changed American Retail Group, Inc.'s name on the consolidated financial statements to Resource Acquisition Group, Inc. Since the financial statements are for periods prior to the reverse merger, please change the name of the financial statements back to American Retail Group, Inc. Please also request that Audit Firm "Femida-Audit", OOO also properly reflect the name of the entity under audit during the periods presented. In this regard, American Retail Group, Inc. does not become Resource Acquisition Group, Inc. until the March 31, 2011 quarter.

Consolidated Statements of Income and Other Comprehensive Income (Loss), page F-4

14. While we note that you reclassified gains (loss) on disposal of assets to be included within income from operations, you did not revise the totals to include these amounts. Please revise.

Consolidated Statement of Stockholders' Equity, page F-5

15. We note your response to comment 25 in our letter dated March 14, 2011. We note that you have reflected the issuance of 10.8 million shares to Eldorado during fiscal year 2009. However, based on your responses to comments 40 and 41 in our letter dated March 14, 2011, it appears as though these shares were not issued to Eldorado by ARG until March 10, 2010. As such, please revise your presentation to appropriately reflect the date shares were issued. Please refer to ASC 805-40 of the financial reporting codification for guidance.

Consolidated Statements of Cash Flows, page F-6

16. We note your response to comment 39 in our letter dated March 14, 2011. Specifically, you note that you inadvertently used the average rate rather than the spot rate for the cash purchase of GROS by SM Markets in fiscal year 2009. We further note that you applied the difference to the "Purchases of property and equipment and intangible assets" line item. Please provide us a comprehensive explanation of how the error related to the cash flows for the purchase of GROS impacted your purchase of property and equipment and intangible assets. Please address in your consolidated financial statements the guidance in ASC 250-10-45-22 – 45-24 and 250-10-50-7 – 50-10 for the correction of an error. Finally, your auditors need to consider the guidance in AU Sections 508 and 9508 regarding the impact of the correction of an error in previously issued financial statements to their report and report date.

Note 2 – Summary of Significant Accounting Policies, page F-8

Inventory, page F-9

17. We note your response to comment 31 in our letter dated March 14, 2011 in which you note that you erroneously referenced your agreements with your suppliers as being on a consignment basis. However, we note that you have continued to include disclosure that states the goods you sell are on consignment. Please refer to page 24 of the Form 8-K/A1.

Leases, page F-12

18. Please expand your accounting policy for leases to provide investors a description of your accounting policy for leases. Please refer to ASC 235-10-50-3 for guidance.

Note 4 – Advances to Suppliers, page F-13

19. We note your response to comment 32 in our letter dated March 14, 2011. Please revise your disclosure to provide investors the explanation you provided to us regarding payment for the goods sold.

Note 10 – Loan Payable, page F-18

20. Please revise your disclosure to state the amount of interest recognized for the 12 months ended December 31, 2010 and December 31, 2009, respectively.

Note 11 – Convertible Note Payable, page F-15

21. We note your response to comment 34 in our letter dated March 14, 2011. Specifically, we note that you used the book value per share as of December 31, 2009 to determine if the conversion feature for the notes contains a beneficial conversion feature. As the notes were issued on July 12, 2010, it would appear more appropriate to use total equity as of June 30, 2010 rather than as of December 31, 2009. Further, the use of book value per share should be a general guide and not be relied upon as fair value. Presumably, fair value exceeds total equity. As such, please provide a more comprehensive explanation of how you determined that the convertible notes payable do not contain a beneficial conversion feature as of July 12, 2010. Please refer to ASC 470-20-25-4 – 25-7, 470-20-30-3 – 30-12 and ASC 470-20-55 for guidance.

Note 15 – Taxes, page F-18

22. We note your response to comment 36 in our letter dated March 14, 2011. It remains unclear to us why you have classified your current year income taxes as "uncertain tax position." In this regard, we note that your effective tax rate of 20% is the same as the Kazakhstan statutory rate. As such, it is unclear from your disclosures why you are classifying the statutory tax payments as an uncertain tax position. Please advise and provide investors a more comprehensive explanation of why you have not paid taxes in accordance with the 20% statutory tax rate. Please refer to ASC 740-10 for guidance.

Note 17 – Acquisitions, page F-20

23. We note your response to comment 37 in our letter dated March 14, 2011. As previously requested, please provide us a comprehensive explanation for each of the following as they relate to the acquisition of Gros by Eldorado and SM Market:

- We note that Eldorado made a cash payment of $60,255,247 as of December 31, 2008. Please tell us what consideration Eldorado received in exchange for the cash payment (e.g., shares of common stock in Gros). Please confirm to us the exact date of the cash payment and the exact date the corresponding consideration was received by Eldorado. Please tell us how this transaction was accounted for in Gros' US GAAP financial statements, including the journal entries made, if any. If this transaction had an impact to SM Market's US GAAP financial statements, please tell us how the transaction was accounted for, including the journal entries made and the accounting literature that supports the accounting.

- We note that SM Market made a cash payments totaling $39,744,753 during fiscal year 2009. Please tell us the amount and date for each cash payment made by SM Market. Please tell us what consideration SM Market received in exchange for the cash payment (e.g., shares of common stock in Gros). Please tell us how this transaction was accounted for in SM Market's US GAAP financial statements, including the journal entries made and the accounting literature that supports the accounting.

- Please tell us Gros' US GAAP total equity as of December 31, 2008, January 1, 2009, and March 1, 2009.

- We note that Eldorado and SM Market entered into an agreement in connection with SM Market's March 1, 2009 Asset Purchase Agreement for Gros. If Eldorado has a financial interest (e.g., owner of a certain percentage of common stock) in SM Market prior to the signing of this agreement, please tell us what that financial interest is along with Eldorado's ownership percentage. Please tell us what consideration was exchanged by both parties in connection with this agreement, including the date of the exchange. Please tell us how this consideration was reflected in SM Market's US GAAP financial statements, including how the fair value of the consideration exchanged was determined. Please tell us how this agreement was reflected in SM Market's US GAAP financial statements, including the authoritative literature that supports the accounting.

24. Based on your responses to comments 37, 40, and 41 in our letter dated March 14, 2011, it appears that SM Market owned between 0-40% of Gros as of January 1, 2009 through December 31, 2009 as no consideration was exchanged with Eldorado for the interest in Gros it acquired as of December 31, 2008 until March 2010. As such, please provide us a comprehensive explanation of how SM Market determined it was appropriate to consolidate Gros as of January 1, 2009. Please provide us the specific references to the ASC that supports your accounting. Please refer to ASC 810 for guidance.

25. To the extent that you are able to demonstrate that SM Market appropriately consolidated Gros in accordance with US GAAP, please provide us a comprehensive explanation of why SM Market did not reflected Eldorado's ownership interest in Gros as of January 1, 2009 through the acquisition by ARG in March 2010 as noncontrolling interest in its consolidated financial statements. Please refer to ASC 810-10-45-15 – 45-21, 810-10-50-1A, and 810-10-55-4G – 4L for guidance.

26. We note from your response to comments 40 and 41 in our letter dated March 14, 2011 that American Retail Group, Inc. (ARG) acquired Eldorado's interest in Gros through the issuances of its shares of common stock in March 2010. Specifically, we note that ARG issued 10.8 million shares of its common stock to Eldorado for its ownership interest in Gros. Please tell us how you determined that Gros was not the accounting acquirer of the March 10, 2010 transaction with SM Market and ARG being the accounting acquirees to be accounted for in accordance with ASC 805. In this regard, it appears as though ARG issued shares to Gros' shareholders in addition to SM Market's shareholders with Gros' shareholders receiving the 90% of the shares issued. Please refer to ASC 805-40 for guidance.

27. We note from your response to comment 41 in our letter dated March 14, 2011 that the services Eldorado agreed to provide to SM Market was a right granted to Eldorado to protect its investment. However, at the time of the agreement, February 19, 2008, Eldorado had not made an investment. Further, it does not appear as though Eldorado had an investment in SM Market. As such, please provide us a more comprehensive understanding of how you

determined SM Market did not need to recognize an expense for the services received from Eldorado under the Cooperation Agreement.

28. Your response to comment 42 in our letter dated March 14, 2011 does not adequately explain to us why no value was assigned to acquired licenses and rights to operate the 40 operating stores and the other intellectual property acquired. As such, we reissue the prior comment. We note your disclosure that in addition to the lease commitments for the 40 operating stores, you also acquired licenses and rights to operate the same 40 stores and the rights to certain intellectual property. However, you have not recognized intangible assets for these assets. ASC 805-20-25-1 requires the recognition of all identifiable assets acquired separately from goodwill. ASC 805-20-25-4 notes that this may include the recognition of assets that were not previously recognized by the acquiree. Please either restate your identification of assets acquired and the corresponding fair values as of January 1, 2009, or provide us a detailed explanation of why you do not believes the licenses and rights acquired to operate the 40 stores and the rights acquired to certain intellectual property did not have a fair value as of January 1, 2009. Please refer to ASC 805-20-55-2 – 55-51 for additional guidance.

Note 20 – Restricted Net Assets, page F-25

29. Please revise the condensed statement of operations for the year ended December 31, 2010 to present a net loss rather than net income.

Pro Forma Combined Financial Statements

30. Please remove the pro forma combined statement of operations for the year ended December 31, 2009. Please refer to Article 11-02(c)(2) of Regulation S-X for guidance.

31. Please provide us the consolidated statement of stockholders' equity that has been retroactively adjusted to reflect the reverse merger transaction that occurred on February 11, 2011 as of December 31, 2010. Please provide us explanations for the adjustments made to retroactively reflect the reverse merger transaction, as appropriate.

Exhibit 2.1

32. Notwithstanding the representation made in response to comment 47 of our letter dated March 14, 2011, it does not appear as though you filed the share exchange agreement with exhibit A in the 8-K/A. Please file the complete exhibit in the next amendment to the Form 8-K.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (212) 688-7273 and U.S. Mail
        Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        900 Third Avenue, 5th Floor
        New York, NY 10022